Subject to Completion Preliminary Term Sheet dated July 19, 2021
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-234425
(To Prospectus dated  December 31, 2019,
Prospectus Supplement dated December 31, 2019 and
Product Supplement COMM LIRN-1 dated July 15, 2021)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	July , 2021 August , 2021 January , 2024
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

BofA Finance LLC
Leveraged Index Return Notes® Linked to a Basket of Three Commodities
Fully and Unconditionally Guaranteed by Bank of America Corporation
●
Maturity of approximately 2.5 years
●
[118.00% to 128.00%] leveraged upside exposure to increases in the Basket
●
The Basket will be comprised of the WTI Crude Oil Futures Contract, the Copper Spot Price, and the Silver Spot Price. Each Basket Component will be given an approximately equal weight.
●
1-to-1 downside exposure to decreases in the Basket, with up to 100.00% of your principal at risk
●
All payments occur at maturity and are subject to the credit risk of BofA Finance LLC, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes
●
No periodic interest payments
●
In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”
●
Limited secondary market liquidity, with no exchange listing

The notes are being issued by BofA Finance LLC (“BofA Finance”) and are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 and page TS-9 of this term sheet, page PS-7 of the accompanying product supplement, page S-5 of the accompanying Series A MTN prospectus supplement and page 7 of the accompanying prospectus.
The initial estimated value of the notes as of the pricing date is expected to be between $9.33 and $9.82 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-17 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
________________________
None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________
	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to BofA Finance	$ 9.80	$
(1)
For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution; Conflicts of Interest” below.

The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
BofA Securities
July     , 2021

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
Summary
The Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January  , 2024 (the “notes”) are our senior unsecured debt securities. Payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all of BofA Finance’s other unsecured and unsubordinated debt, and the related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, in each case, except obligations that are subject to any priorities or preferences by law. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.  The notes provide you a leveraged return, if the Ending Value of the Market Measure, which is the basket of three commodities described below (the “Basket”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our and BAC’s credit risk. See “Terms of the Notes” below.
The Basket will be comprised of the official price per barrel of West Texas Intermediate (“WTI”) light sweet crude oil traded on the New York Mercantile Exchange (the “NYMEX”), stated in U.S. dollars, of the first nearby month futures contract or, on any day that falls on the last trading day of such contract (all pursuant to the rules of the NYMEX), the second nearby month futures contract, as displayed on Bloomberg Page “CL1 <CMDTY>” (or any applicable successor page) (the “WTI Crude Oil Futures Contract”), the official cash offer price per tonne of Grade A copper on the London Metal Exchange (the “LME”) for the spot market, stated in U.S. dollars, as published by the LME and as displayed on Bloomberg page “LOCADY <COMDTY>“ (or any applicable successor page) (the “Copper Spot Price”), and the official fixing price per troy ounce of silver for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. cents, as calculated by the London Silver Market (the “LSM”) and displayed on Bloomberg page “SLVRLN” (or any applicable successor page) (the “Silver Spot Price”) (each, a “Basket Component”). On the pricing date, each Basket Component will be given an approximately equal weight.
The economic terms of the notes (including the Participation Rate) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging-related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value range for the notes.  This initial estimated value range was determined based on our, BAC’s and our other affiliates’ pricing models, which take into consideration BAC’s internal funding rate and the market prices for the hedging arrangements related to the notes.  The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-17.
Terms of the Notes		Redemption Amount Determination
Issuer:	BofA Finance LLC (“BofA Finance”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Guarantor:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 2.5 years
Market Measure:
An approximately equally weighted basket comprised of the WTI Crude Oil Futures Contract (Bloomberg symbol “CL1”), the Copper Spot Price (Bloomberg symbol: “LOCADY”), and the Silver Spot Price (Bloomberg symbol: “SLVRLN”).The contract that will be used to determine the price of the WTI Crude Oil Futures Contract on the pricing date will be the contract scheduled for delivery in August 2021, and the contract that will be used to determine the price of the WTI Crude Oil Futures Contract on the calculation day will be the contract scheduled for delivery in February 2024, subject to adjustment depending on when the pricing date and the calculation day occur.

Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:
The value of the Basket on the calculation day, calculated as specified in “The Basket” on page TS-10 and “Description of LIRNs—Basket Market Measures—Ending Value of the Basket” on page PS-24 of product supplement COMM LIRN-1. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as

Leveraged Index Return Notes®	TS-2

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
described on page PS-21 of product supplement COMM LIRN-1.
Threshold Value:	100.00% of the Starting Value.
Participation Rate:	[118.00% to 128.00%]. The actual Participation rate will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging-related charge of $0.075 per unit described in “Structuring the Notes” beginning on page TS-17.
Calculation Agent:	BofA Securities Inc. (“BofAS”), an affiliate of BofA Finance.

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
The terms and risks of the notes are contained in this term sheet and in the following:
●	Product supplement COMM LIRN-1 dated July 15, 2021: https://www.sec.gov/Archives/edgar/data/70858/000119312521216586/d218238d424b5.htm
●	Series A MTN prospectus supplement dated December 31, 2019 and prospectus dated December 31, 2019: https://www.sec.gov/Archives/edgar/data/70858/000119312519326462/d859470d424b3.htm
These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, BAC and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.
Investor Considerations
You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
●
You anticipate that the value of the Basket will increase  from the Starting Value to the Ending Value.
●
You are willing to risk a loss of principal and return if the value of the Basket decreases from the Starting Value to the Ending Value that is below the Threshold Value.
●
You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.
●
You are willing to forgo the rights and benefits of owning a Basket Component or any related futures contract.
●
You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and BAC’s actual and perceived creditworthiness, BAC’s internal funding rate and fees and charges on the notes.
●
You are willing to assume our credit risk, as issuer of the notes, and BAC’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

●
You believe that the value of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
●
You seek 100% principal repayment or preservation of capital.
●
You seek interest payments or other current income on your investment.
●
You want to receive the rights and benefits of owning a Basket Component or any related futures contracts.
●
You seek an investment for which there will be a liquid secondary market.
●
You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take BAC’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
Hypothetical Payout Profile and Examples of Payments at Maturity
The graph below is based on hypothetical numbers and values.
Leveraged Index Return Notes®
This graph reflects the returns on the notes, based on the Threshold Value of 100% of the Starting Value and a hypothetical Participation Rate 123.00% (the midpoint of the Participation Rate range of [118.00% to 128.00%]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in WTI crude oil, copper and silver, as measured by the Basket Components.
This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100, the Threshold Value of 100, a hypothetical Participation Rate of 123% and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value Participation Rate, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent hypothetical values of the Basket, see “The Basket” section below. For recent actual prices of the Basket Components, see “The Basket Components” section below. All payments on the notes are subject to issuer and guarantor credit risk.
Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$0.000	-100.00%
50.00	-50.00%	$5.000	-50.00%
80.00	-20.00%	$8.000	-20.00%
85.00	-15.00%	$8.500	-15.00%
90.00	-10.00%	$9.000	-10.00%
94.00	-6.00%	$9.400	-6.00%
95.00	-5.00%	$9.500	-5.00%
97.00	-3.00%	$9.700	-3.00%
100.00(2)(3)	0.00%	$10.000	0.00%
102.00	2.00%	$10.246	2.46%
105.00	5.00%	$10.615	6.15%
110.00	10.00%	$11.230	12.30%
120.00	20.00%	$12.460	24.60%
130.00	30.00%	$13.690	36.90%
140.00	40.00%	$14.920	49.20%
150.00	50.00%	$16.150	61.50%
160.00	60.00%	$17.380	73.80%
(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.
(2)	This is the Threshold Value.
(3)	The Starting Value will be set to 100.00 on the pricing date.
Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
Redemption Amount Calculation Examples
Example 1
The Ending Value is 90.00, or 90.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 100.00
Ending Value: 90.00
Redemption Amount per unit
Example 2
The Ending Value is 150.00, or 150.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 150.00
= $16.15 Redemption Amount per unit
Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of the accompanying product supplement, page S-5 of the Series A MTN prospectus supplement, and page 7 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
Structure-related Risks
■	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
■	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
■
Payments on the notes are subject to our credit risk and the credit risk of BAC, and any actual or perceived changes in our or BAC’s creditworthiness are expected to affect the value of the notes. If we and BAC become insolvent or are unable to pay our respective obligations, you may lose your entire investment.

■	We are a finance subsidiary and, as such, have no independent assets, operations or revenues.
■	BAC’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of its subsidiaries.
■
The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance or BAC; and events of bankruptcy or insolvency or resolution proceedings relating to BAC and covenant breach by BAC will not constitute an event of default with respect to the notes.

Valuation- and Market-related Risks
■
The initial estimated value of the notes considers certain assumptions and variables and relies in part on certain forecasts about future events, which may prove to be incorrect. The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, and those of BAC, BAC’s internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

■
The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value.  This is due to, among other things, changes in the value of the Basket, changes in BAC’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging-related charge, all as further described in “Structuring the Notes” beginning on page TS-17. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

■
The initial estimated value does not represent a minimum or maximum price at which we, BAC, MLPF&S, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Basket, our and BAC’s creditworthiness and changes in market conditions.

■
A trading market is not expected to develop for the notes. None of us, BAC, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase the notes at any price in any secondary market.

Conflict-related Risks
■
BAC and its affiliates’ hedging and trading activities (including trades related to the Basket Components and the related futures contracts) and any hedging and trading activities BAC or its affiliates engage in that are not for your account or on your behalf, may affect the market value and return of the notes and may create conflicts of interest with you.

■	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent.
Market Measure-related Risks
■	Changes in the price of one of the Basket Components may be offset by changes in the prices of the other Basket Components.
■	Ownership of the notes will not entitle you to any rights with respect to any Basket Component or any related futures contracts.
■	Suspensions or disruptions of trading in any Basket Component and any related futures contracts may adversely affect the value of the notes
Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
■	Changes in exchange methodology related to a Basket Component may adversely affect the value of the notes prior to maturity.
■	Legal and regulatory changes could adversely affect the return on and value of your notes.
■	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
Tax-related Risks
■
The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-31 of the accompanying product supplement.

Additional Risk Factors
Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
The notes are linked to a basket of the WTI Crude Oil Futures Contract, the Copper Spot Price and the Silver Spot Price, and not to a diverse basket of commodities or a broad-based commodity index. The prices of the Basket Components may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the prices of a limited number of commodities, they carry greater risk and may be more volatile than securities linked to the prices of a larger number of commodities or a broad-based commodity index. In addition, the prices of many individual commodities, including the Basket Components, have recently been highly volatile and there can be no assurance that the volatility will lessen.
The price movements in the WTI Crude Oil Futures Contract may not correlate with changes in WTI crude oil’s spot price.
The WTI Crude Oil Futures Contract is a futures contract for WTI crude oil that trades on the NYMEX.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.
The notes are linked to the WTI Crude Oil Futures Contract and not to the spot price of WTI crude oil, and an investment in the notes is not the same as buying and holding WTI crude oil. While price movements in the WTI Crude Oil Futures Contract may correlate with changes in WTI crude oil’s spot price, the correlation will not be perfect and price movements in the spot market for WTI crude oil may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of WTI crude oil may not result in an increase in the price of the WTI Crude Oil Futures Contract. The price of the WTI Crude Oil Futures Contract may decrease while the spot price for WTI crude oil remains stable or increases, or does not decrease to the same extent.
The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the WTI Crude Oil Futures Contract.
The price movements in the WTI Crude Oil Futures Contract may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for WTI crude oil that have more distant delivery dates than the WTI Crude Oil Futures Contract. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the WTI Crude Oil Futures Contract, or may decrease to a greater extent, which may adversely affect the value of the notes.
Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the market value of the notes.
Historically, oil prices have been highly volatile.  They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the WTI Crude Oil Futures Contract.  Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably.  If the volatility of the WTI Crude Oil Futures Contract increases or decreases, the market value of the notes may be adversely affected.
Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers.  These producers have, in certain recent periods, implemented curtailments of output and trade.  These efforts at supply curtailment, or the cessation of supply, could affect the value of the WTI Crude Oil Futures Contract.  Additionally, the development of substitute products for oil could adversely affect the value of the WTI Crude Oil Futures Contract and the value of the notes.
The notes are subject to risks associated with the LBMA and the LME.
The notes are linked, in part, to the copper and the silver spot prices, which are traded on and/or determined by the LBMA and the LME, respectively. Each of the LBMA and the LME is a self-regulatory association (though each is also regulated by the United Kingdom’s Financial Conduct Authority) of metal market participants and is a principals’ market, which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market. For example, there are no daily price
Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
limits on the LBMA or the LME, which would otherwise restrict the extent of daily fluctuations in the prices of the LBMA or the LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. If the LBMA or the LME ceases operations, or if trading of metals, such as copper or silver, becomes subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA and the LME prices as a global benchmark for copper or silver may be adversely affected. All these factors could adversely affect the prices of silver and copper and, therefore, your return on the notes.
There are risks associated with investing in silver or silver-linked notes.
The Silver Spot Price is derived from a principals’ market which operates as an over-the-counter (“OTC”) physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. Silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold silver, levels of silver production and production costs, and short-term changes in supply and demand because of trading activities in the silver market. It is not possible to predict the aggregate effect of all or any combination of these factors.
The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Silver Spot Price.
The price movements in the Silver Spot Price may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for silver that have more distant delivery dates than the Silver Spot Price. The prices for these distant-delivery futures contracts may not increase to the same extent as the Silver Spot Price, or may decrease to a greater extent, which may adversely affect the value of the notes.
Changes in the methodology used to calculate the Silver Spot Price or changes in laws or regulations may affect the value of the notes.
Members of the LBMA set the Silver Spot Price and may adjust the value of the Silver Spot Price in a way that adversely affects the value of the notes. In setting the Silver Spot Price, these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Silver Spot Price. Any change of this kind could cause a decrease in the Silver Spot Price, which would adversely affect the value of the notes. In addition, the price of silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Silver Spot Price and, as a result, could adversely affect the value of the notes.
The Silver Spot Price and the value of the securities may be affected by currency exchange fluctuations.
The Silver Spot Price is determined in U.S. dollars. As a result, appreciation of the U.S. dollar may increase the relative cost of silver for non-U.S. consumers, thereby potentially reducing demand for silver. As a result, the Silver Spot Price and the value of the notes may be adversely affected by changes in exchange rates between the U.S. dollar and foreign currencies. In recent years, rates of exchange between the U.S. dollar and various foreign currencies have been highly volatile, and this volatility may continue in the future. However, fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations that may occur during the term of the notes.
The market price of copper is subject to volatile changes and may adversely affect the value of the notes.
Because the notes are linked to the Copper Spot Price, we expect that, in general, the market value of the notes will depend in large part on the market price of copper. The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. Any slowdown in economic growth in these countries may result in a decrease in copper prices.

Leveraged Index Return Notes®	TS-9

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
The Basket
The Basket is designed to allow investors to participate in the percentage changes in the prices of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.
For more information on the calculation of the value of the Basket, please see the section entitled “Description of LIRNs—Basket Market Measures" beginning on page PS-34 of the accompanying product supplement.
If July 15, 2021 were the pricing date, for each Basket Component, the Initial Component Weight, the closing value, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:
Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Value(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
WTI Crude Oil Futures Contract	CL1	33.34%	$71.65	0.46531752	33.34
Copper Spot Price	LOCADY	33.33%	$9,347.00	0.00356585	33.33
Silver Spot Price	SLVRLN	33.33%	$2,620.50	0.01271895	33.33
				Starting Value	100.00
(1)
The actual closing value of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of LIRNs—Basket Market Measures—Determination of the Component Ratio for Each Basket Component” beginning on page PS-34 of the accompanying product supplement if a Market Disruption Event occurs on the pricing date as to any Basket Component. In addition, if the pricing date is determined by the calculation agent not to be a Market Measure Business Day for any Basket Component by reason of an extraordinary event, occurrence, declaration or otherwise, the calculation agent will establish the closing value of that Basket Component, and thus its Component Ratio, in the same manner as if a Market Disruption Event occurred as to that Basket Component.

(2)	These were the closing values of the Basket Components on July 15, 2021.
(3)
Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing value of that Basket Component on July 15, 2021 and rounded to eight decimal places.

The calculation agent will calculate the Ending Value of the Basket by summing the products of the closing value for each Basket Component on the calculation day and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to any Basket Component on any scheduled calculation day, the closing value of that Basket Component will be determined as more fully described beginning on page PS-35 of the accompanying product supplement in the section “Description of LIRNs—Basket Market Measures—Ending Value of the Basket.”

Leveraged Index Return Notes®	TS-10

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical daily performance of the Basket from January 1, 2011 through July 15, 2021.  The graph is based upon actual daily historical values of the Basket Components, hypothetical Component Ratios based on the closing prices of the Basket Components as of December 31, 2010, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.
Hypothetical Historical Performance of the Basket

Leveraged Index Return Notes®	TS-11

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
The Basket Components
All disclosures contained in this term sheet regarding the Basket Components have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the relevant exchange. The consequences of any exchange discontinuing publication or determination of a Basket Component are discussed in the section entitled “Description of LIRNs— Discontinuance of a Market Measure” on page PS-22 of the accompanying product supplement. None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of any Basket Component or any successor exchange.
The Futures Market
An exchange-traded futures contract, such as the WTI Crude Oil Futures Contract, provides for the future purchase and sale of a specified type and quantity of a commodity, at a particular price and on a specific date.  Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.  Exchange-traded futures contracts are traded on organized exchanges such as the NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.
The WTI Crude Oil Futures Contract
Crude oil is used as a refined product primarily as transport fuel, industrial fuel and in-home heating fuel. The price of WTI crude oil to which the return on the securities is linked is based on the official settlement price per barrel of West Texas Intermediate light sweet crude oil on the NYMEX of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract on such date.
The following graph shows the daily historical performance of the WTI Crude Oil Futures Contract in the period from January 1, 2011 through July 15, 2021. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 15, 2021, the closing value of the WTI Crude Oil Futures Contract was $71.65.
Historical Performance of the WTI Crude Oil Futures Contract
This historical data on the WTI Crude Oil Futures Contract is not necessarily indicative of the future performance of the WTI Crude Oil Futures Contract or what the value of the notes may be. Any historical upward or downward trend in the price of the WTI Crude Oil Futures Contract during any period set forth above is not an indication that the price of the WTI Crude Oil Futures Contract is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the prices of the WTI Crude Oil Futures Contract.

Leveraged Index Return Notes®	TS-12

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
The Copper Spot Price
The “Copper Spot Price” is the official cash offer price of Grade A copper on the LME for the spot market, expressed in U.S. dollars per metric ton, traded on the LME on the applicable trading day, as made public by the LME.
The LME was established in 1877 and is the principal base-metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. There are no price limits applicable to LME prices, and therefore prices can decline without limitation over a period of time.
The following graph shows the daily historical performance of the Copper Spot Price in the period from January 1, 2011 through July 15, 2021. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 15, 2021, the closing value of the Copper Spot Price was $9,347.00.
Historical Performance of the Copper Spot Price
This historical data on the Copper Spot Price is not necessarily indicative of the future performance of the Copper Spot Price or what the value of the notes may be. Any historical upward or downward trend in the price of the Copper Spot Price during any period set forth above is not an indication that the price of the Copper Spot Price is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the prices of the Copper Spot Price.
Leveraged Index Return Notes®	TS-13

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
The Silver Spot Price
The Silver Spot Price is a benchmark price used in the markets where silver is sold for U.S. dollars and delivered immediately. The Silver Spot Price is published by Bloomberg, L.P. under the symbol SLVRLN. The Silver Spot Price is an internationally published benchmark of the spot price of silver in U.S. cents per troy ounce as determined at 12:00 P.M. London time. The Silver Spot Price is determined by three market-making members of the LBMA. These members meet by telephone each London business day at 12:00 p.m. to determine the Silver Spot Price. The three members are the Bank of Nova Scotia —ScotiaMocatta, Deutsche Bank AG, and HSBC Bank USA, N.A.
The London bullion market is an OTC market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.
An investment in the notes does not entitle you to any ownership interest, either directly or indirectly, in silver or in any silver transaction traded on the London bullion market.
The notes are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or the quantities of the notes to be issued or in the determination or calculation of the amount payable on maturity. The LBMA has no obligation in connection with the administration, marketing, or trading of the notes.
The following graph shows the daily historical performance of the Silver Spot Price in the period from January 1, 2011 through July 15, 2021. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 15, 2021, the closing value of the Silver Spot Price  was $2,620.50.
Historical Performance of the Silver Spot Price
This historical data on the Silver Spot Price is not necessarily indicative of the future performance of the Silver Spot Price or what the value of the notes may be. Any historical upward or downward trend in the price of the Silver Spot Price during any period set forth above is not an indication that the price of the Silver Spot Price is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the prices of the Silver Spot Price.
Leveraged Index Return Notes®	TS-14

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
Supplement to the Plan of Distribution; Conflicts of Interest
Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.
MLPF&S and BofAS, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the case of BofAS and as dealer in the case of MLPF&S in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. Neither BofAS nor MLPF&S may make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.
We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.
MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:
●
the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

●
a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

●
a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).
Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Leveraged Index Return Notes®	TS-15

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
Structuring the Notes
The notes are our debt securities, the return on which is linked to the performance of the Basket.  The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as BAC’s internal funding rate, is typically lower than the rate BAC would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include a hedging-related charge of $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.
For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds” on page PS-22 of the accompanying product supplement.

Leveraged Index Return Notes®	TS-16

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due January , 2024
Summary Tax Consequences
You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:
■	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
■
You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Basket.

■
Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 50 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

■	No assurance can be given that the Internal Revenue Service (“IRS”) or any court will agree with this characterization and tax treatment.
You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-38 of the accompanying product supplement.
Where You Can Find More Information
We and BAC have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and BAC have filed with the SEC, for more complete information about us, BAC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.
Leveraged Index Return Notes®	TS-17